7/22/2005

BY EDGAR

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: July 15 Comment Letter to M-Wave, Inc. Form 8-K dated June 29, 2005; File No. 000-19944

Dear Mr. Mancuso:

Thank you for your comment letter dated July 15, 2005.  We have reviewed the letter and have the following response.

            On June 29, 2005, immediately following a telephonic board meeting, we received via fax and e-mail a one-line resignation letter from Mr. Thomas K. Cox.  In its entirety, the letter read, “Please take notice that I hereby resign as a member of the Board of Directors of M-Wave, Inc., a Delaware corporation, effective immediately.”  In the days leading up to his resignation, Mr. Cox and other directors had expressed disagreements with management, and such directors had considered terminating or reassigning our CEO and replacing him with one of our directors, Jim Skelton.  In response, I and Joe Turek, who is another member of our management team and also our largest shareholder, prepared a draft complaint, charging that the disagreements with management were the work of the then-incumbent general counsel (Mr. Klein, who is also chairman) to preserve his control of the fees (at least $446,000 in 2004) and control of legal business of M-Wave by displacing management and installing Skelton.  Pursuant to that draft complaint, they threatened to file the lawsuit against such directors in the event the CEO or Mr. Turek were terminated or reassigned.

            Prior to his resignation, Mr. Cox also expressed disagreements with other director(s). Shortly following the resignation, but prior to filing the 8-K, we also learned about an ongoing liquidation of Mr. Cox’s firm, White Pines Ventures LLC, by the SBA.

At the time of filing the Report on Form 8-K, we believed, and we continue to believe, that Mr. Cox’s resignation could have been a direct result of the threatened lawsuit, the disagreements with management, the disagreements with the other directors, the liquidation of Mr. Cox’s own firm, or another reason that we are unaware of, or a combination of any of such reasons.  As a result, we proposed not to speculate on the reasons for his resignation in the Report on Form 8-K and circulated a draft of the Report to our directors.  Mr. Skelton, the director who is seeking to become CEO, objected to management’s decision not to speculate on the reasons for Mr. Cox’s resignation.  We believed that Mr. Skelton’s objection was an attempt to improve his chances to become CEO and an attempt to enhance his position in the threatened litigation.  Nevertheless, due to Mr. Skelton’s strenuous and repeated objections, before filing the 8-K on July 6, 2005, we submitted a draft of the 8-K to Mr. Cox, requesting Mr. Cox to clarify the reasons behind his resignation, if he so desired.  Mr. Cox chose not to respond, and we filed the Report on Form 8-K without any discussion concerning the reasons for his resignation, because we considered any such discussion to be pure conjecture.  As a result of these circumstances, we feel the Report on Form 8-K filed on July 6, 2005 provides adequate disclosure in accordance with Item 5.02(a)(1)(iii).

M-Wave, Inc. (the “Company”) acknowledges that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any additional comments or questions, please do not hesitate to contact me at (630) 562-4751.

                                                                              Sincerely,

                                                                              /s/ Jim Mayer

                                                                              Jim Mayer

                                                                              Chief Executive Officer